UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Streamline Health Solutions, Inc.
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 86323X106
(CUSIP Number) December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	86323X106	Page 2 of 7

1	NAME OF REPORTING PERSONS Mathew P. Arens I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 49,500
	6	SHARED VOTING POWER 1,582,457
	7	SOLE DISPOSITIVE POWER 49,500
	8	SHARED DISPOSITIVE POWER 1,582,457
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,631,957
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No .	86323X106	Page 3 of 7

1	NAME OF REPORTING PERSONS First Light Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 46-3521994
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,582,457
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,582,457
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,457
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%
12	TYPE OF REPORTING PERSON IA

CUSIP No.	86323X106	Page 4 of 7

Item 1(a).		Name of Issuer:
Streamline Health Solutions, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:
1230 Peachtree Street NE Suite 600 Atlanta, GA 30309

Item 2(a).		Name of Person Filing:
Mathew P. Arens

First Light Asset Management, LLC (“First Light”)

First Light is deemed to be the beneficial owner of the Issuer’s shares reflected in Item 4 below by virtue of the fact that it acts as investment advisor to certain persons, each of whom has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares. Mr. Arens is also deemed to be the beneficial owner of those shares because of his position as managing member and majority owner of First Light, and also directly owns additional shares of the Issuer in his individual capacity.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
3300 Edinborough Way Suite 201 Edina, MN 55435

Item 2(c).		Citizenship:
Mathew P. Arens – United States citizen
First Light – Delaware limited liability company

Item 2(d).		Title of Class of Securities:
Common Stock, $0.01 par value per share

Item 2(e).		CUSIP Number:
86323X106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	86323X106	Page 5 of 7

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
Mathew P. Arens – 1,631,957
First Light – 1,582,457

	(b)	Percent of class:
Mathew P. Arens – 8.7%
First Light – 8.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote
Mathew P. Arens – 49,500
First Light – 0

		(ii)	Shared power to vote or to direct the vote
Mathew P. Arens – 1,582,457
First Light – 1,582,457

		(iii)	Sole power to dispose or to direct the disposition of
Mathew P. Arens – 49,500
First Light – 0

		(iv)	Shared power to dispose or to direct the disposition of
Mathew P. Arens – 1,582,457
First Light – 1,582,457

CUSIP No .	86323X106	Page 6 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2016

Signature:	/s/ Mathew P. Arens
Name:	Mathew P. Arens

FIRST LIGHT ASSET MANAGEMENT, LLC

Date:	February 12, 2016

By:	/s/ Brett T. Johnson
Name:	Brett T. Johnson
Title:	Member, Senior Research Analyst, & Chief Compliance Officer

CUSIP No .	86323X106	Page 7 of 7

Exhibit A

JOINT FILING AGREEMENT

The Undersigned agree that the statement on Schedule 13G with respect to the common stock of Streamline Health Solutions, Inc., dated as of February 12, 2016, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(K) under the Securities Exchange Act of 1934, as amended.

Signature:	/s/ Mathew P. Arens
Name:	Mathew P. Arens

FIRST LIGHT ASSET MANAGEMENT, LLC

By:	/s/ Brett T. Johnson
Name:	Brett T. Johnson
Title:	Member, Senior Research Analyst, and Chief Compliance Officer